Paul Hastings LLP

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www.paulhastings.com

July 29, 2022

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Matthews International Funds - File Nos. 033-78960 and 811-08510

Ladies and Gentlemen:

On behalf of the Matthews International Funds, doing business as the Matthews Asia Funds (the “Registrant”), we hereby respond to the oral comments provided on May 17, 2022 by Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment No. 95 (the “Amendment”), which contained proposed disclosure with respect to the Matthews Emerging Markets Sustainable Future Fund (formerly known as the Matthews Asia ESG Fund) (the “Fund”).

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the Amendment, unless otherwise indicated. Revised disclosure intended to address these comments will be included in a further post-effective amendment to be filed soon after the date of this response letter. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure.

Prospectus

1.	Comment: Please update the Edgar series identifier with the new series name.

Response: Comment accepted. The Registrant will make that change on or about the effective date of the Registration statement with respect to this new disclosure.

2.    Comment: Please add the phrase “free of charge” to the legend on the first page of the prospectus with respect to shareholder reports.

Response: Comment accepted. The Registrant will revise the disclosure accordingly.

3.    Comment: On page 1 of the Prospectus, under the “Example of Fund Expenses” please use the term “sell” rather than “redeem” in the narrative. Please also add a sentence as follows: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and the example below.”

Response: Comment accepted. The Registrant will revise the disclosure accordingly.

Securities and Exchange Commission

July 29, 2022

4.    Comment: Under the fee and expense table, in footnote 1, please delete the parentheses about the Institutional Class shares being offered in a separate prospectus.

Response: Comment accepted. The Registrant will revise the disclosure accordingly.

5.    Comment: Under the fee and expense table, in footnote 1, after section (ii), with respect to the sentence that states the amount shown reflects the recoupment of expenses, please note that recouped expenses should be included as “Other Expenses” in the table and may be listed as an item under “Other Expenses.” Only waived fees or reimbursed expenses that have the effect of reducing the total expenses should be shown as a separate line after total annual fund operating expenses.

Response: Comment accepted. The Registrant will revise the disclosure in the table according accordingly.

6.    Comment: Given the effective date of this prospectus, please extend the period covered by the contractual expense limitation until June 30, 2023 in order to include disclosure in this section about that expense limitation.

Response: Comment accepted. The Registrant will revise the disclosure to disclose the extension of the contractual waiver until July 31, 2023.

7.    Comment: On page 2 of the prospectus, under “Principal Investment Strategy” with respect to the determination of location please address the following: (a) under (B)(ii), please specify the percentage of assets constituting “significant” assets, and reference is made to footnote 26 from the final release for Rule 35d-1; (b) under (B)(iii), please specify the percentage of assets constituting “principally secured or backed” and reference is made to footnote 26 from the final release for Rule 35d-1; and (c) under (B)(iv), with respect to a “recognized securities index,” please specify the particular index. Please supplementally refer to the index sponsor’s white paper or other document describing the criteria for that index to confirm whether it is an appropriate index.

Response: Comment accepted. The Registrant will revise the disclosure accordingly to specify the relevant percentages (which will be over 50% as specified in the adopting release referenced above), and will specify the relevant index(es) for the Fund.

8.    Comment: The principal investment strategy section states that the Fund may also invest in convertible securities. If the Fund will invest in contingent convertible securities or “CoCos,” then please add specific disclosure in that regard and add the corresponding risks.

Response: Comment acknowledged. Only two funds of the Registrant, the Matthews Asia Total Return Bond Fund and the Matthews Asia Credit Opportunities Fund, invest in CoCos, which are offered in a separate prospectus and are already described in that document. The Registrant does not expect this Fund to invest in CoCos.

Securities and Exchange Commission

July 29, 2022

9.    Comment: The principal strategy section states that Matthews uses various sources of information to analyze whether a company satisfies the Fund’s ESG standards. Please provide more detail about the sources used for this purpose, and please refrain from giving a sample listing of sources with “including, but not limited to” language. If a third-party source is used, please identify the firm and criteria used by that firm.

Response: Comment accepted. The Registrant will revise that disclosure to specify the primary sources used.

10.    Comment: The principal investment strategy section states that Matthews will also employ a negative screening process. Please disclose the specific negative screens used.

Response: Comment accepted. The Registrant will revise that disclosure to disclose the primary negative screens used.

11.    Comment: In the principal investment strategies section, there is disclosure beginning with “There are no universally agreed upon objective standards . . . .” Please move that disclosure to the principal risks section.

Response: Comment accepted. The Registrant will move that disclosure to the section disclosing principal risks.

12.    Comment: Also included in the principal investment strategies section is the statement beginning with “There is no guarantee . . . .” Please consider moving that statement to the principal risks section.

Response: Comment accepted. The Registrant will move that disclosure to the section disclosing principal risks.

13.    Comment: In the principal risks section, there is disclosure with respect to emerging and frontier markets. Please consider whether to include additional risk disclosure such as with respect to accounting standards, reporting and recordkeeping. Please consider in that regard the Staff’s Accounting and Disclosure Information (ADI) 2020-11.

Response: Comment accepted. The Registrant will include additional risks of those markets as part of that disclosure.

14.    Comment: On page 17, under principal risks in the statutory prospectus, there is disclosure about the risks of investing in science and technology companies. Based on disclosure in the prospectus summary, that risk disclosure does not appear to relate to a principal strategy. Please remove it.

Response: Comment accepted. The Registrant will remove that paragraph.

15.    Comment: Page 30 refers to the Operating Expenses Agreement and the Fee Waiver Agreement. Please ensure that those agreements are filed as exhibits to the Registrant’s registration statement and that their respective terms continue for at least one year from the effective date of the Fund’s prospectus.

Response: Comment accepted. The Operating Expenses Agreement with respect to this Fund was filed as Exhibit (h)(3)(vii) and the amendment thereto was filed as Exhibit (h)(3)(xviv). The amendment to the Fee Waiver Agreement was filed as Exhibit (h)(6). Matthews has agreed to extend those agreements with respect to the Fund through July 31, 2023, which is one year from the effective date of this prospectus.

Securities and Exchange Commission

July 29, 2022

16.    Comment: As part of the disclosure on page 38 about the Rule 12b-1 plan, please include the disclosure specified by Item 12(b)(2) of Form N-1A about on-going payments.

Response: Comment accepted. Because the plan is not active, no Rule 12b-1 fees currently are charged and, therefore, the specified disclosure is not applicable at this time. However, the Registrant will add that disclosure, explaining that it would apply if the plan were to be re-activated.

Statement of Additional Information

17.    Comment: On page 56, in the second paragraph, please delete the words “that may not be waived” because there are no rights under the federal securities laws that can be waived. Reference is made to Section 14 of the Securities Act of 1933, as amended, Section 29 of the Securities Exchange Act of 1934, as amended, and Section 47(a) of the Investment Company Act of 1940, as amended.

Response: Comment accepted. The statement was intended to state that those rights cannot be waived, but the disclosure will be revised accordingly.

Other Sections

18.    Comment: Please identify the principal accounting officer on the signature page.

Response: Comment accepted. That title will be added to the appropriate signatory (the Treasurer).

*    *    *    *    *

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: Matthews International Capital Management, LLC